
ejas
Isla
reciente
DRAWING INDEX:
detail C COVER PAGE
detail 0 MASTER PLAN
detail 1 CONTAINER STORAGE/DISTRIBUTION FLOOR PLANS
detail 2 MULTI-DOCK RAILROAD CONFIGURATION PLAN
detail 3 PARTIAL CONTAINER YARD PLAN
detail 4.0 PARTIAL PIER PLAN (pier design options)
detail 4.1 PARTIAL PIER PLAN (pier design, cont.)
detail 4.2 PARTIAL PIER PLAN (tower design options)
detail 4.3 PARTIAL PIER PLAN (walk bridge design options)
detail 5 SAMPLE MARINA PLAN OPTION
detail 6 LOADING DOCK PLAN
detail 7 MAIN STREET BRIDGE DETAIL
detail 8 SAMPLE "GREEN" PARK AREA OPTION
N
ORTHOGRAPHIC PLAN
1" = 12,000'-0" (2.27 miles)
0 6000' 24,000'
3000' 12,000' 48,000'
AMERI-METRO
INCORPORATED
DETAIL
C


NEW TRAIN STATION
NEW STREETS
NEW AIRPORT TERMINAL
NEW DISTRIBUTION WAREHOUSES
NEW CONTAINER YARD - LEFT BLOC: 3,864 ac. TO ACCOMODATE 1.3 million TO 1.5 million STANDARD 40'-0" CONTAINERS STACKED 5-HIGH AT ANY GIVEN TIME.
NEW STORAGE WAREHOUSES AND GENERAL MAINTENANCE SHOPS AT EACH END.
RUBBY PARK
LADY GLADYS SECURITY TOWER #3
NEW BRIDGE
NEW INCOMING RIVER: NORTHERN ½ LANE IS FOR COMMERCIAL (cargo, cruiseliners, etc) AND THE SOUTHERN ½ LANE IS FOR NONCOMMERCIAL SHIPS (private).
LADY GLADYS SECURITY TOWER #4
SHIPS IN
SHIPS OUT
EXISTING INTERSTATE 1 TO BE UPGRADED TO ACCOMODATE INCREASED TRAFFIC VOLUME
NEW STREETS
NEW MIXED-USE INTERNATIONAL AIRPORT MASTER SITE
NEW WATERWAY FOR 10 CARGO SHIPS EACH TO DOCK: 32 WATERWAYS = 320 SHIPS
EACH SHIP HAS THE CAPACITY TO CARRY UP TO 16,000 CONTAINERS; HOWEVER, THE AVERAGE "HEAVY" CAPACITY IN THE PRESENT DAY USUALLY IS AROUND 7,000 TO 10,000 CONTAINERS. THEREFORE, WE ARE LOOKING AT: 320 SHIPS x 7,000 CONTAINERS = 2.24 million TOTAL CONTAINERS (per day).
NEW CONTAINER YARD - RIGHT BLOC: 3,864 ac. TO ACCOMODATE 1.3 million TO 1.5 million STANDARD 40'-0" CONTAINERS STACKED 5-HIGH AT ANY GIVEN TIME.
NEW STORAGE WAREHOUSES AND GENERAL MAINTENANCE SHOPS AT EACH END.
LADY GLADYS SECURITY TOWER #2
SHANTI PARK
ZENITH PARK
NEW BRIDGE
PROPOSED PROPERTY LINE
LADY GLADYS SECURITY TOWER #1
NEW OUTGOING RIVER: NORTHERN ½ LANE IS FOR NONCOMMERCIAL (private) AND THE SOUTHERN ½ LANE IS FOR COMMERCIAL SHIPS (cargo, cruiseliners, etc).
REGENA PARK
SALEEM PARK
ZARENA PARK
(Nasim Blvd.)
(Harry Dias Blvd.)
(Jewell Blvd.)
(Beulah Blvd.)
(Shah Blvd.)
(Claudia Blvd.)
(Shafat Blvd.)
(Moneir Blvd.)
(railroad)
2500'-0"
8000'-0"
26,500'-0"
47,500'-0"
(industrial zone)
2000'-0"
10,000'-0"
3000'-0"
29000'-0"
500'-0"
1
2
3
4
5
6
7
8
Portus De Jewel [circa 2013 AD]
LEGEND:
AIRPORT TERMINAL and HANGERS
STORAGE and DISTRIBUTION FACILITIES
CONTAINER YARDS
LOW DENSITY MIXED-USE DEVELOPMENT AREAS: COMMERCIAL, RESIDENTIAL, MARINAS, ETC.
HIGH DENSITY MIXED-USE DEVELOPMENT AREAS: CIVIC, RETAIL, OFFICES, MULTIFAMILY, ETC.
MISCELLANEOUS DEVELOPMENT AREAS
"GREEN" PARK AREAS
NEW MANMADE RIVER and COMMERCIAL WATERWAYS
N
N
0
MASTER PLAN
1" = 12,000'-0" (2.27 miles)
0 6000' 24,000'
3000' 12,000' 48,000'
AMERI-METRO INCORPORATED
DETAIL
0








1260'-0"
1365'-0"
1260'-0"
600'-0"
1260'-0"
1365'-0"
1260'-0"
810'-0"
535'-0"
810'-0"
510'-0"
1105'-0"
1 million sq. ft. distribution warehouse
2 million sq. ft. distribution warehouse
1620'-0"
645'-0"
1620'-0"
600'-0"
1620'-0"
645'-0"
1620'-0"
2 million sq. ft. refrigerated storage
1 million sq. ft. cold storage
stacked container yard
stacked container yard
stacked container yard
coal piles
train yard
command centers

CONTAINER STORAGE / DISTRIBUTION FLOOR PLANS

1" = 1000'-0"

0 250' 500' 1000' 2000' 4000'

AMERI-METRO INCORPORATED

DETAIL 1

NOTE:
ALL PHOTOGRAPHS SHOWN ARE NOT AMERI-METRO'S PROPERTY AND ARE ONLY USED AS EXAMPLES TO CLARIFY THE OVERALL SCOPE OF WORK INTENT.


©AP


ZIM






CONTAINER SHIP
SHIP CRANE
1000'-0"
700'-0"
LINEAR CONTAINER YARD
(to DISTRIBUTION WAREHOUSES)
3000'-0"
(to CONTAINER YARD - LEFT BLOC)
MAIN TRANSPORTATION CORRIDOR
(to CONTAINER YARD - RIGHT BLOC)
MASTER RAILROAD (to and from each bloc to distribution warehouses)
DOCK RAILWAYS (TYP.)
NEW WATERWAYS (typ.)
NEW DOCK AISLES (typ.)

AMERI-METRO INCORPORATED

MULTI-DOCK RAILROAD CONFIGURATION PLAN

1" = 1000'-0"


0
500'
2000'
250'
1000'
4000'

DETAIL 2

NOTE:
ALL PHOTOGRAPHS SHOWN ARE NOT AMERI-METRO'S PROPERTY AND ARE ONLY USED AS EXAMPLES TO CLARIFY THE OVERALL SCOPE OF WORK INTENT.








Shamim River
(commercial ships)
(buffer zone)
stacked container yard
stacked container yard
stacked container yard
2 million sq. ft. distribution / storage / general machinery mainetanance warehouse
2 million sq. ft. distribution / storage / general machinery mainetanance warehouse
2 million sq. ft. distribution / storage / general machinery mainetanance warehouse
(buffer zone)
(buffer zone)
NEW WATERWAYS (typ.)
NEW DOCK AISLES (typ.)
Shamim River
(commercial ships)

NOTE:
ALL PHOTOGRAPHS SHOWN ARE NOT AMERI-METRO'S PROPERTY AND ARE ONLY USED AS EXAMPLES TO CLARIFY THE OVERALL SCOPE OF WORK INTENT.

N 3

PARTIAL CONTAINER YARD PLAN

1" = 1000'-0"

0 250' 500' 1000' 2000' 4000'

AMERI-METRO INCORPORATED

DETAIL 3








2 million sq. ft.
distribution / storage /
general machinery
mainetanance
warehouse
2500'-0"
R. 2500'-0"
LADY GLADYS
SECURITY TOWER #3
(security checkpoint
station, mixed-use
hotel / restaurants,
etc.)
SMALL TO MEDIUM
CARGO / CONTAINER
SHIP VESSEL TYPE,
TYP.
Shamim River
(commercial ships)
2500'-0"
R. 3000'-0"
500'-0"
500'-0"
PIER
(boardwalk, parks, venders, etc.)
500'-0"
500'-0"
Nazier River
(non-commercial ships)
COMMERCIAL SHIPS,
CRUISELINERS, ETC.
R. 500'-0"
PRIVATE BOATS AND
YACHT TYPES THIS SIDE
ONLY, TYP.
WALK BRIDGES SPACED AT
2500'-0" O.C.,
TYP.
Shamim River
(commercial ships)
PIER
(boardwalk, parks, venders, etc.)
Nazier River
(non-commercial ships)
LARGE CARGO /
CONTAINER SHIP
VESSEL TYPE,
TYP.
HIGH DENSITY MIXED-USE DEVELOPMENT AREAS:
CIVIC, RETAIL, OFFICES, MULTIFAMILY,
ETC.
3000'-0"
1250'-0"
500'-0"
1250'-0"

AMERI-METRO INCORPORATED



N

4.0

PARTIAL PIER PLAN (pier design options)
1" = 1000'-0"

0 250' 500' 1000' 2000' 4000'

DETAIL 4.0

NOTE:
ALL PHOTOGRAPHS SHOWN ARE NOT AMERI-METRO'S PROPERTY AND ARE ONLY USED AS EXAMPLES TO CLARIFY THE OVERALL SCOPE OF WORK INTENT.









2500'-0"
R. 2500'-0"
2 million sq. ft. distribution / storage / general machinery mainetanance warehouse
LADY GLADYS SECURITY TOWER #3 (security checkpoint station, mixed-use hotel / restaurants, etc.)
SMALL TO MEDIUM CARGO / CONTAINER SHIP VESSEL TYPE, TYP.
Shamim River (commercial ships)
2500'-0"
R. 3000'-0"
500'-0"
500'-0"
PIER (boardwalk, parks, venders, etc.)
500'-0"
500'-0"
COMMERCIAL SHIPS, CRUISELINERS, ETC.
Nazier River (non-commercial ships)
R. 500'-0"
PRIVATE BOATS AND YACHT TYPES THIS SIDE ONLY, TYP.
WALK BRIDGES SPACED AT 2500'-0" O.C., TYP.
Shamim River (commercial ships)
PIER (boardwalk, parks, venders, etc.)
Nazier River (non-commercial ships)
LARGE CARGO / CONTAINER SHIP VESSEL TYPE, TYP.
HIGH DENSITY MIXED-USE DEVELOPMENT AREAS: CIVIC, RETAIL, OFFICES, MULTIFAMILY, ETC.
3000'-0"
1250'-0"
500'-0"
1250'-0"
N
4.1
0
500'
2000'
250'
1000'
4000'



AMERI-METRO INCORPORATED

PARTIAL PIER PLAN (pier design, cont.)
1" = 1000'-0"

DETAIL 4.1

NOTE:
ALL PHOTOGRAPHS SHOWN ARE NOT AMERI-METRO'S PROPERTY AND ARE ONLY USED AS EXAMPLES TO CLARIFY THE OVERALL SCOPE OF WORK INTENT.









2500'-0"
R. 2500'-0"
2 million sq. ft. distribution / storage / general machinery mainetanance warehouse
LADY GLADYS SECURITY TOWER #3 (security checkpoint station, mixed-use hotel / restaurants, etc.)
SMALL TO MEDIUM CARGO / CONTAINER SHIP VESSEL TYPE, TYP.
2500'-0"
Shamim River (commercial ships)
500'-0"
R. 3000'-0"
COMMERCIAL SHIPS, CRUISELINERS, ETC.
500'-0"
PIER (boardwalk, parks, vendors, etc.)
500'-0"
500'-0"
Nazier River (non-commercial ships)
R. 500'-0"
PRIVATE BOATS AND YACHT TYPES THIS SIDE ONLY, TYP.
WALK BRIDGES SPACED AT 2500'-0" O.C., TYP.
PIER (boardwalk, parks, vendors, etc.)
Shamim River (commercial ships)
Nazier River (non-commercial ships)
LARGE CARGO / CONTAINER SHIP VESSEL TYPE, TYP.
HIGH DENSITY MIXED-USE DEVELOPMENT AREAS: CIVIC, RETAIL, OFFICES, MULTIFAMILY, ETC.
3000'-0"
1250'-0"
500'-0"
1250'-0"



URBAN TERRACE
SUN
PATHS
INTERIOR VIEW
Public high green plazas
EW Hot spaces - living
NS Cold spaces - working
Entrance to the area
Views to the city

N

4.2 PARTIAL PIER PLAN (tower design options)

1" = 1000'-0"

0 | 250' | 500' | 1000' | 2000' | 4000'

AMERI-METRO INCORPORATED

DETAIL 4.2

NOTE:
ALL PHOTOGRAPHS SHOWN ARE NOT AMERI-METRO'S PROPERTY AND ARE ONLY USED AS EXAMPLES TO CLARIFY THE OVERALL SCOPE OF WORK INTENT.









2500'-0"
R. 2500'-0"
2 million sq. ft. distribution / storage / general machinery mainetanance warehouse
LADY GLADYS SECURITY TOWER #3 (security checkpoint station, mixed-use hotel / restaurants, etc.)
SMALL TO MEDIUM CARGO / CONTAINER SHIP VESSEL TYPE, TYP.
2500'-0"
Shamim River (commercial ships)
500'-0"
R. 3000'-0"
COMMERCIAL SHIPS, CRUISELINERS, ETC.
500'-0"
PIER (boardwalk, parks, vendors, etc.)
500'-0"
500'-0"
Nazier River (non-commercial ships)
R. 500'-0"
PRIVATE BOATS AND YACHT TYPES THIS SIDE ONLY, TYP.
WALK BRIDGES SPACED @ 2500'-0" O.C., TYP.
Shamim River (commercial ships)
PIER (boardwalk, parks, vendors, etc.)
Nazier River (non-commercial ships)
LARGE CARGO / CONTAINER SHIP VESSEL TYPE, TYP.
HIGH DENSITY MIXED-USE DEVELOPMENT AREAS: CIVIC, RETAIL, OFFICES, MULTIFAMILY, ETC.
3000'-0"
500'-0"
1250'-0"



N 4.3

PARTIAL PIER PLAN (walk bridge design options)
1" = 1000'-0"

0 250' 500' 1000' 2000' 4000'

AMERI-METRO INCORPORATED

DETAIL 4.3

NOTE:
ALL PHOTOGRAPHS SHOWN ARE NOT AMERI-METRO'S PROPERTY AND ARE ONLY USED AS EXAMPLES TO CLARIFY THE OVERALL SCOPE OF WORK INTENT.

AMERI-METRO INCORPORATED









NEW CONTAINER YARD - LEFT BLOC
NEW DOCK AISLES (typ.)
NEW WATERWAYS (typ.)
MAIN TRANSPORTATION CORRIDOR
Shamim River (commercial ships)
NEW SECURITY TOWER #3
(Harry Dass Blvd.)
RUBBY PARK
NEW STREETS
PROPERTY LINE
NEW BRIDGE
NEW PIER
NEW SECURITY TOWER #4
Shamim River
Nazier River
BAHIA LAS ALMEJAS
SARAH'S MARINA AREA
KALIM'S MARINA AREA (concept plan example only)
ISLA CRECIENTE
(Mathira Dass Blvd.)
KUNDER'S MARINA AREA
Shamim River (commercial ships)
new pier
Nazier River (non-commercial ships)
(Shah Blvd.)



N
5

SAMPLE MARINA PLAN OPTION

1" = 4000'-0"

0 | 1000' | 2000' | 4000' | 8000' | 16000'

DETAIL 5

NOTE:
ALL PHOTOGRAPHS SHOWN ARE NOT AMERI-METRO'S PROPERTY AND ARE ONLY USED AS EXAMPLES TO CLARIFY THE OVERALL SCOPE OF WORK INTENT.





RAIL
TRUCK LANE
(CONTAINER STACKS)
TAXI LANE
(CONTAINER STACKS)
TRUCK LANE
RAIL
22'-6"
60'-0"
250'-0"
35'-0"
250'-0"
60'-0"
22'-6"

6.1 PARTIAL PLAN DETAIL

1" = 250'-0"



Shamim River (commercial ships)
1000'-0"
700'-0"
1000'-0"
700'-0"
1000'-0"
700'-0"
1000'-0"
650'-0"
1600'-0"
250'-0"
1600'-0"
250'-0"
1600'-0"
250'-0"
1600'-0"
250'-0"
1600'-0"
NEW DOCK AISLES (typ.)
NEW WATERWAYS (typ.)
10,000'-0" (overall length)
MAIN TRANSPORTATION CORRIDOR

2 million sq. ft. distribution / storage / general machinery mainetanance warehouse, typ.

stacked container yard, typ.

DOCK RAILROAD (to and from each bloc to distribution warehouses)





6 LOADING DOCK PLAN

1" = 1000'-0"

0 250' 500' 1000' 2000' 4000'

AMERI-METRO INCORPORATED

DETAIL 6

NOTE:
ALL PHOTOGRAPHS SHOWN ARE NOT AMERI-METRO'S PROPERTY AND ARE ONLY USED AS EXAMPLES TO CLARIFY THE OVERALL SCOPE OF WORK INTENT.








HIGH DENSITY MIXED-USE
DEVELOPMENT AREAS:
CIVIC, RETAIL, OFFICES,
MULTIFAMILY, ETC.
(Shah Blvd.
NEW BRIDGE
PROPERTY
LINE
NEW PIER
Nazier River
(non-commercial ships)
Shamim River
(commercial ships)
(Claudia Blvd.)
SHANTI PARK
LOW DENSITY MIXED-USE
DEVELOPMENT AREAS:
COMMERCIAL, RESIDENTIAL,
MARINAS, ETC.
LADY GLADYS
SECURITY TOWER #1
PACIFIC
OCEAN



N

MAIN
STREET BRIDGE DETAIL
1" = 1000'-0"

0 500' 2000'
250' 1000' 4000'

AMERI-METRO
INCORPORATED

DETAIL
7

NOTE:
ALL PHOTOGRAPHS SHOWN ARE NOT AMERI-METRO'S PROPERTY AND ARE ONLY USED AS EXAMPLES TO CLARIFY THE OVERALL SCOPE OF WORK INTENT.








(Claudia Blvd.)
(Shafat Blvd.)
ZENITH PARK
(Moneir Blvd.)
LOW DENSITY MIXED-USE DEVELOPMENT AREAS: COMMERCIAL, RESIDENTIAL, MARINAS, ETC.
MISCELLANEOUS DEVELOPMENT AREAS
PROPERTY LINE
REGENA PARK
PACIFIC OCEAN



N
8

SAMPLE "GREEN" PARK AREA OPTION

1" = 1000'-0"

0 500' 2000'
250' 1000' 4000'

AMERI-METRO INCORPORATED

DETAIL 8

NOTE:
ALL PHOTOGRAPHS SHOWN ARE NOT AMERI-METRO'S PROPERTY AND ARE ONLY USED AS EXAMPLES TO CLARIFY THE OVERALL SCOPE OF WORK INTENT.